VIA FAX (202.772.9349) AND REGULAR MAIL

November 9, 2009

Jay Webb
Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. St. N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Greatbatch, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2009 (the “Filing”)
Filed March 3, 2009
File No. 001-16137

Dear Mr. Webb:

As requested in your letter dated October 28, 2009, Greatbatch, Inc. (the “Company”) submits this response.  For purposes of preparing this response, we have repeated your comments in bold.  Our response follows each comment.

Form 10-K for the year ended January 2, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 32
Our Customers, page 35

1.
We note that you have identified Boston Scientific, Medtronic and St. Jude as among your largest customers.  However, your table on page 112 suggests that there is a fourth unidentified customer.  Please tell us whether sales to the unnamed customer were made in an amount equal to 10 percent or more of your consolidated revenues.  If they are, please tell us the name of the fourth customer or tell us why you believe that disclosure is not required.  Additionally, please confirm that you will identify all 10% customers in future filings.

Greatbatch Response:

The fourth unidentified customer in the table on page 112 is Johnson and Johnson.  Revenue from that customer comprised 12% of total revenue for 2008.  Prior to 2008, the Company did not have any sales to Johnson and Johnson.  The disclosure on page 35 was intended to illustrate the results of the diversification strategy  that the Company executed in 2007 and 2008.  Thus, the disclosure only referenced the concentration percentage with the three customers the Company had sales with in 2007 to illustrate this point and for comparative purposes.  We acknowledge the Staff’s comments and note that the Company has revised this disclosure beginning with its first quarter 2009 10-Q (at page 27) to include the top four customers as there were comparative sales in both years.  In future filings, we will continue to disclose all 10% customers as required.

Jay Webb
United States Securities and Exchange Commission
November 9, 2009

Product Development, page 36

2.
Refer to the first sentence of the second paragraph.  Please revise your future filings to clarify what you mean when you state that the Sorin Group "will leverage [y]our MRI technology." Your disclosure should more clearly describe the nature of this relationship and the similar relationships that you state you are currently exploring and seeking to develop.

Greatbatch Response:

We acknowledge the Staff’s comment and will revise future filings to more clearly describe the nature of the relationships we are currently exploring or seeking to develop with our customers as and when discussed.  It should be noted that the referenced Sorin Group disclosure has not been made in any filing since our 10-K for the year ended January 2, 2009.

Financial Summary, page 66
Note 1, Summary of Significant Accounting Policies, page 70
Revenue Recognition, page 75

3.
We noted from your disclosures on page 45 that you have pricing arrangements with your customers, but do not see any discussion herein of your pricing arrangements and how they may impact revenue recognition.  We also noted disclosures on page 11 that you sell your products to distributors.  Tell us the significant terms of your pricing arrangements and sales to distributors, including buy back or inventory rotation provisions, if any, and how any of the terms of the pricing arrangements and sales to distributors impact your revenue recognition. Please revise your disclosure in future filings to clearly disclose your accounting policy for all material revenue transactions.

Greatbatch Response:

The pricing and contractual relationships we have vary by customer.  For customers that do not have long-term contracts, the terms of sale are set on a transaction by transaction basis.  For customers with long-term contracts, we have negotiated fixed pricing arrangements for pre-determined volume levels with pricing fixed within each level.  In general, the higher the volume level the lower the pricing.  We do not have any buy back or inventory rotation provisions with our customers or distributors.

In accordance with FASB Accounting Standards Codification (“ASC”) 605-15-25 and 605-10-S99, we recognize revenue when it is realized or realizable and earned.  This occurs when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, the buyer is obligated to pay us (i.e., not contingent on a future event), the risk of loss is transferred, there is no obligation of future performance, collectability is reasonably assured and the amount of future returns can reasonably be estimated.  With regards to the Company’s customers (including distributors), those criteria are met at the time of shipment when title passes.  We will revise our future filings to more clearly disclose this accounting policy for all material revenue transactions.

Jay Webb
United States Securities and Exchange Commission
November 9, 2009

4.
We see you disclose herein that "Shipping and handling costs associated with inbound and outbound freight are generally recorded in cost of sales".  Please tell us the U.S. GAAP that supports recording outbound freight in cost of sales.  We would normally expect such costs to be recorded as a selling expense.  Revise these policy disclosures as necessary in future filings to clarify how you record outbound freight in your income statements.

Greatbatch Response:

Shipping and handling fees billed to customers by the Company are recorded in sales. Shipping and handling costs associated with inbound and outbound freight paid by the Company are recorded in cost of sales.  In accordance with ASC 605-45-50-2:

The classification of shipping and handling costs is an accounting policy decision that shall be disclosed pursuant to Topic 235. An entity may adopt a policy of including shipping and handling costs in cost of sales. If shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), an entity shall disclose both the amount of such costs and the line item or items on the income statement that include them. [EITF 00-10, paragraph DISCUSSION] ]

ASC 605-45-20 further defines shipping costs as:

Costs incurred to physically move the product from the seller's place of business to the buyer's designated location.

The Company has made a policy decision to classify outbound shipping costs as cost of sales.  The Company also notes that most of its customers bear the cost of shipping.

Note 14, Fair Value Measurements, page 108

5.
We note you disclose that the fair values of your interest rate swaps are obtained from an independent pricing service.  Please describe to us the nature and extent of the role played by the pricing service in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the service firm as opposed to your management.  In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

Greatbatch Response:

Management acknowledges its responsibility for the preparation of the Company’s financial statements and all estimates made to derive those statements.  In order to properly record the Company’s interest rate swaps in its consolidated balance sheet at fair value, management contracts with a third party valuation firm to assist with this process.  Management has gained an understanding of the methodology used by the valuation firm and reviews the valuations for reasonableness given the current market conditions.  For each reporting period, management also compares the fair values to confirmations received from the interest rate swap counterparty.  The values included in our financial statements are attributable to our management and not to our third party valuation firm.

Jay Webb
United States Securities and Exchange Commission
November 9, 2009

Consistent with the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections and beginning with our second quarter 2009 10-Q (at page 16), the Company has revised its filings to include the following disclosure and removing the reference to the independent pricing service:

Interest rate swaps - The fair value of interest rate swaps are obtained from cash flow models that utilize observable market data inputs to estimate fair value.  These observable market data inputs include LIBOR and swap rates, and credit spread curves.  In addition to the above, the Company receives fair value estimates from the interest rate swap counterparty to verify the reasonableness of the Company’s estimates.  The Company’s interest rate swaps are categorized in Level 2 of the fair value hierarchy.

Signatures, page 116

6.	Your principal financial officer or officers, controller or principal accounting officer should sign the report below the second paragraph required on the Signatures page. Please revise.

Greatbatch Response:

The Company understands, based upon a discussion with Tom Jones, SEC Staff Attorney, that the Staff prefers that the Company’s principal executive officer, principal financial officer, and principal accounting officer each sign below the second paragraph on the Signatures page, as opposed to signing below the first paragraph, which has been the Company’s practice since becoming a public company in 2000.

The Company agrees that it will conform its Signatures page in all future filings to reflect the Staff’s preference.  Based upon its discussion with Mr. Jones, the Company further understands that the Staff is requesting that the Company amend its 2008 10-K Filing to reflect the revised Signatures page format.  The Company respectfully submits that such an amendment is unnecessary.

General Instruction D.2 to Form 10-K provides that “[t]he report must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors.”  The Company further submits that its signatures on the 2008 10-K Filing conforms to this requirement, and that there is no appreciable difference between the two signature paragraphs to warrant the requiring of an amended filing.  The required signatures in the required capacities are contained in the 2008 10-K Filing.

Based upon the foregoing, the Company proposes that any change in the signature format will be made in future filings, beginning with the Company’s Form 10-K for fiscal year 2009, which ends on January 1, 2010.

Jay Webb
United States Securities and Exchange Commission
November 9, 2009

Form 8-K dated October 8, 2009

7.
We see you disclosed herein that Electrochem Solutions, Inc., your wholly owned subsidiary, today announced that a Louisiana jury has reached a verdict in favor of the plaintiff in a previously disclosed state court action involving its commercial battery business.  We also see you disclosed the jury awarded damages for lost profits to the plaintiff in the amount of $21.7 million.  Please tell us if you have or plan to accrue any amounts for this contingency in your financial statements. Also, note when preparing your future filings that if it is at least reasonably possible that this or any unaccrued contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 450-20-50 of the FASB Accounting Standards Codification.

Greatbatch Response:

In accordance with ASC 450-20-25-2, management has concluded with regard to the referenced litigation that it is probable that a liability has been incurred and that the amount of loss can be reasonably estimated as of October 2, 2009, the last day of the Company’s 2009 third fiscal quarter.  Accordingly, based upon consultation with our legal counsel and taking into consideration the jury verdict, our prior experience with the Louisiana appellate courts, the strength of the Company’s arguments on appeal and the guidance set forth in ASC 450-20-30-1, the Company accrued the entire jury award including prejudgment interest and estimated attorney’s fees and costs of $35 million in connection with this litigation, as that was the amount deemed by management to be the best estimate in the range of possible loss.

In connection with our submission of the foregoing responses to the Staff’s comments, the Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the Filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 716-759-5607 if you have any questions or require anything further.

Very truly yours,

Greatbatch, Inc.

By: /s/ Thomas J. Mazza
       Thomas J. Mazza
       Senior Vice President and Chief Financial Officer